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NEWS RELEASE

SHAW ANNOUNCES 2% DISCOUNT FOR SHARES ISSUED UNDER ITS
DIVIDEND REINVESTMENT PLAN

Calgary, Alberta (May 4, 2011) – Shaw Communications Inc. announced today that the Class B Shares distributed under its Dividend Reinvestment Plan (“DRIP”) will be new shares issued from treasury and that it will offer a 2% discount under its DRIP, each effective for dividends declared to be payable on May 30, 2011 and subsequently.

The DRIP allows holders of Class B Shares and Class A Shares who are residents of Canada to acquire Class B Shares through the automatic reinvestment of cash dividends paid on their respective shareholdings. Shaw pays dividends on a monthly basis to provide shareholders with enhanced liquidity. The DRIP further supports our shareholders by offering a convenient alternative to receiving a dividend payment and an opportunity to increase their investment in the Company in a cost efficient manner.

More information about Shaw’s DRIP can be obtained from the administrator of the plan, CIBC Mellon Trust Company, by accessing its website at www.cibcmellon.com.

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations Department
investor.relations@sjrb.ca